BC-MN-HO4N

800 Nicollet Mall

Minneapolis, MN 55402

October 14, 2016

VIA EDGAR

Ms. Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:         First American Funds, Inc.

SEC File Nos. 002-74747 and 811-03313

Response to Staff Comments related to Post-Effective Amendment to Registration Statement (No. 86) filed with the Securities and Exchange Commission (“SEC”) on August 9, 2016

Dear Ms. Bentzinger:

The purpose of this letter is to respond to the disclosure comments transmitted by the SEC Staff by telephone on September 22, 2016, regarding the above-referenced amendment to the registration statement for First American Funds, Inc. (“FAF” or the “Registrant”) related to the annual update for each series of FAF (each a “Fund” and, collectively, the “Funds”), which included several new disclosures related to money market fund reform. Following is our response to the comments, which appear in bold-face type below.

General Comments

1.    In a prior communication to the Staff related to this filing, you mentioned you would be adding references to the name changes associated with certain Funds and share classes in the prospectuses and statement of additional information (the “SAI”). Please confirm that this has been completed.

The Registrant has included references to the name changes associated with certain Funds on the cover of the applicable prospectus and in the heading of the Fund Summary section for each such Fund. Additionally, the Registrant has included references to the share class changes on the cover of the prospectus and in the description of the share class under the section entitled “Shareholder Information – Share Classes.”

Prospectus Comments

1.    In the lead-in to the fee and expense example for each Fund, please state that any expense reimbursement or fee waiver arrangement is only reflected in the expense example for the contractual period of the arrangement (i.e., one year).

The following parenthetical language has been added to the end of the sentence in the lead-in paragraph to each Fund’s expense example, which reads, “The example also assumes that your investment has a 5% return each year and the fund’s operating expenses remain the same.”

(except that the example incorporates the fund’s expense limitation arrangements for only the first year of each period presented)

2.    We note that the descriptions of “Income Risk” in the Fund Summary section of each Government Obligations Fund prospectus are not identical to one another. Please update this disclosure, as appropriate. Please review and update this same risk disclosure for any other Fund, as needed.

Each Fund’s disclosure of income risk in its “Fund Summary” section now reads as follows:

The level of income you receive from the fund will be affected by movements in short-term interest rates.

Under “More about the Funds – Description of Principal Investment Risks – Income Risk,” in each Prospectus, it now reads as follows (as appropriately modified for each prospectus depending upon the Fund or Funds offered therein):

The level of income you receive from the fund will be affected by movements in short-term interest rates. Because Government Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund invest solely in U.S. government securities, U.S. Treasury obligations, or repurchase agreements secured by those securities, these funds may offer less income than money market funds investing in other high-quality money market securities.

3.    We note that the description of “Repurchase Agreement Risk” in each Fund’s Fund Summary section is not identical across all Funds. Please confirm that this is intentional or otherwise update this disclosure, as appropriate.

The differences in disclosure of “Repurchase Agreement Risk” among the Funds reflected in the Fund Summary sections are intentional, as the risks for a particular Fund are dependent upon the types of collateral the Fund may receive as part of the repurchase agreements into which it may enter.

4.    Under “Fund Summary – Principal Investment Strategies” for Retail Prime Obligations Fund in each applicable prospectus, please clarify that the Fund concentrates its investments in obligations of U.S. banks. This comment applies to the corresponding disclosure under “More about the Funds – Principal Investment Strategies” in each prospectus.

In each Retail Prime Obligations Fund prospectus, the current language under both “Fund Summary – Principal Investment Strategies” and “More about the Funds – Principal Investment Strategies,” that reads “The fund may invest more than 25% of its total assets in obligations of U.S. banks,” has been replaced with the following:

The fund concentrates its investments in the banking industry. Therefore, under normal market conditions, the fund will invest more than 25% of its total assets in securities issued by companies in the banking industry. The fund may, however, invest 25% or less of its total assets in this industry as a temporary defensive measure.

5.    Under “Fund Summary – Principal Investment Strategies” for Retail Tax Free Obligations Fund in each applicable prospectus, in the sentence related to the Fund’s fundamental investment policy in the last paragraph of that section please note that the exemption from federal income tax includes any federal alternative minimum tax, as stated in the first paragraph of that same section.

The language in the last paragraph under “Principal Investment Strategies” in each Retail Tax Free Obligations Fund prospectus has been updated to read as follows:

Because the fund refers to tax-free investments in its name, it has a fundamental investment policy that it will normally invest its assets so that at least 80% of the income it distributes will be exempt from federal regular income tax, including the federal alternative minimum tax. This policy may not be changed without shareholder approval.

6.    For Treasury Obligations Fund, under “Fund Summary – Principal Risks – Income Risk,” please clarify that the Fund invests “exclusively” (versus “primarily”) in U.S. Treasury obligations and repurchase agreements secured by those securities, consistent with the Fund’s principal investment strategy stated under “Fund Summary – Principal Investment Strategies.”

Per the response to Comment #2 above, the disclosure of “Income Risk” in the Fund Summary section for Treasury Obligations Fund has been revised by deleting the sentence that is the subject of this comment. The substance of this deleted sentence is captured in the corresponding risk disclosure under “More about the Funds – Description of Principal Risks” in each applicable prospectus.

7.    For U.S. Treasury Money Market Fund, in the “Additional Expenses” risk disclosure, both under “Fund Summary – U.S. Treasury Money Market Fund – Principal Risks” and “More about the Funds – Description of Principal Risks,” please remove the language that narrows this risk to those money market funds advised by another investment advisor to the possible exclusion of money market funds that may be advised by the Fund’s own advisor.

While the Fund’s advisor does not currently manage another money market fund in which the Fund could invest, we have modified the language under “Additional Expenses” in both instances referenced above to read as follows:

If the fund invests in other money market funds, you will bear both your proportionate share of the expenses in the fund (including management and advisory fees) and, indirectly, the expenses of such other money market fund.

8.    With respect to U.S. Treasury Money Market Fund’s potential investment in other money market funds, and for any other Fund that may invest in other money market funds, if the

Fund invests in other money market funds (“Acquired Funds”) please include the fees and expenses associated with such investment in the Acquired Funds in the fee and expense table, as required by Instruction 3(f) to Item 3 of Form N-1A.

Each Fund will continue to comply with the disclosure requirements of Instruction 3(f) to Item 3 of Form N-1A.

9.    For Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund, under “More about the Funds – Principal Investment Strategies,” you include reference to each Fund’s policy with respect to Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”) (the “Name Policy”). Because each Fund also has a principal investment strategy to invest exclusively in the securities suggested by its name, the inclusion of the Name Policy could distract from the principal investment strategies required to be disclosed in this section. Consider the addition of further clarifying language in the Name Policy disclosure or remove this disclosure from the prospectuses, as it is not required to be included under Items 4 or 9 of Form N-1A.

The Name Policy disclosure for Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund has been removed from “More about the Funds – Principal Investment Strategies.” Each such Fund’s Name Policy continues to be disclosed in the SAI.

10.  Under “More about the Funds – Principal Investment Strategies – Retail Tax Free Obligations Fund” in each applicable prospectus, please note in the sentence related to the Fund’s fundamental investment policy in the last paragraph of that section that the exemption from federal income tax includes any federal alternative minimum tax, as stated in the first paragraph of that same section.

As was the case for Comment #5 above, the language in the last paragraph under “More about the Funds – Principal Investment Strategies – Retail Tax Free Obligations Fund” has been updated in each applicable prospectus to read as follows:

Because the fund refers to tax-free investments in its name, it has a fundamental investment policy that it will normally invest its assets so that at least 80% of the income it distributes will be exempt from federal regular income tax, including the federal alternative minimum tax. This policy may not be changed without shareholder approval.

11.  Under “More about the Funds – Description of Principal Investment Risks – Liquidity Risk,” please add a reference to Retail Tax Free Obligations Fund in the clause related to liquidity provider defaults (in addition to the current reference to Retail Prime Obligations Fund).

Reference to Retail Tax Free Obligations Fund has been added to this clause, as follows:

The fund may not be able to sell a security in a timely manner or at a desired price, or may be unable to sell the security at all because of a lack of demand in the market for the security or, additionally for Retail Prime Obligations Fund and Retail Tax Free Obligations Fund, because a liquidity provider defaults on its obligation to purchase the security when properly tendered by the fund.

This same change has been made in each other applicable prospectus, including the Class V Shares prospectus for the Funds not subject to the floating net asset value (the “Non-Floating Funds”), which is the subject of Comment #25 below, the Class Y shares prospectus for the Non-Floating Funds, which is the subject of Comment #29 below, and the Class Z shares prospectus for the Non-Floating Funds, which is the subject of Comment #31 below.

12.  Under “Shareholder Information – Pricing of Fund Shares,” in the second paragraph, please define the term “Authorized Institution,” as such term is used in that section. In this same paragraph, there is reference to a “chart above” listing times by which redemption orders must be received. Please revise this reference, as there is no chart above.

The following replaces the first sentence in the second paragraph under “Shareholder Information – Pricing of Fund Shares” and, the Registrant believes, this revised sentence addresses both comments:

Redemption proceeds to be paid by wire will normally be paid to the domestic bank account designated in the current records of the fund’s transfer agent on the same day of the redemption order, if the redemption order is accepted in proper form by the transfer agent or a financial intermediary that has been authorized to accept orders on behalf of the fund, as described herein, by the deadline listed below under “Calculating Net Asset Value.”

To provide further context to the above revised sentence, the following disclosure has been added under “Shareholder Information – Additional Information on Purchasing, Redeeming, and Exchanging Fund Shares – Transactions through Financial Intermediaries”:

Each fund has authorized one or more financial intermediaries to accept purchase and redemption orders on the fund’s behalf. Financial intermediaries may include financial advisors, investment advisers, brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others, including various affiliates of the funds’ advisor, that have entered into agreements with the funds’ distributor, advisor, and/or transfer agent. Such financial intermediaries may be authorized to designate other intermediaries to accept purchase and redemption orders on the fund’s behalf. The fund will be deemed to have received a purchase or redemption order when such financial intermediary or, if applicable, such financial intermediary’s authorized designee, accepts the order. Such orders will be priced at the fund’s NAV next calculated after it is accepted by the financial intermediary. In such cases, if requested by a fund, a financial intermediary will be responsible for providing information with regard to the time that such order for purchase or redemption was received. Orders submitted through a financial intermediary that has not received such authorization to accept orders on the fund’s behalf will be priced at the fund’s NAV next calculated after the fund receives and accepts the order from the financial intermediary, which may not occur on the day you submitted the order to the financial intermediary. Since not all financial intermediaries have received such authorization, you may wish to contact your financial intermediary to determine if it has received such authorization.

13.  Under “Shareholder Information – Purchasing Fund Shares” in the Non-Floating Funds’ Class A shares prospectus, there is a sentence that reads, “You may purchase or redeem shares of the funds on any business day by calling your financial institution.” Consider modifying this sentence as the reference to redeeming shares does not fit within this section.

The sentence has been modified to remove the reference to redeeming shares as follows. As reflected, reference has also been added in this paragraph to the new disclosure regarding financial intermediaries, as noted above in response to Comment #12:

You may purchase shares of the funds on any business day through your financial intermediary or by contacting the funds. Additional information on purchasing shares through your financial intermediary can be found below under “Transactions through Financial Intermediaries.”

14.  Under “Shareholder Information – Purchasing Fund Shares – By Systematic Investment Plan” in the Non-Floating Funds’ Class A shares prospectus, there is language describing the circumstances in which the Funds may suspend or postpone the payment of redemptions. Please move this language to the “Shareholder Information – Redeeming Fund Shares” section.

This language has been moved to a new heading entitled “Suspension or Postponement of Redemptions” under “Shareholder Information – Redeeming Fund Shares.”

15.  Under “Shareholder Information – Redeeming Fund Shares” in the Non-Floating Funds’ Class A shares prospectus, under “By Phone” and “By Mail” there is direction given to investors to contact their “investment professional or financial institution.” Please clarify in these sections that these investment professionals or financial institutions are designated agents of the Funds.

References to “investment professional or financial institution” have been replaced with “financial intermediary.” The following has also been added as the first sentence under “Redeeming Fund Shares,” which refers investors to the new disclosure regarding financial intermediaries, as noted above in response to Comment #12:

You may redeem shares of the funds on any business day through your financial intermediary or by contacting the funds. Additional information on redeeming shares through your financial intermediary can be found below under “Transactions through Financial Intermediaries.”

16.  Under “Shareholder Information – Additional Information on Purchasing, Redeeming, and Exchanging Fund Shares – Calculating Net Asset Value,” in the Non-Floating Funds’ Class A shares prospectus, there is reference made to the NAV being calculated at 1:00 p.m. Central time on days on which the bond markets close early (the “early close”). There is also reference in the table showing the deadline for orders to be received, which reflects cut-off times of 11:30 a.m. Central time for Retail Tax Free Obligations Fund and 12:00 p.m. Central time for U.S. Treasury Money Market Fund (the “cut-off times”). Please confirm that the early close and the cut-off times are consistent with the requirements of Rule 22c-1 of the 1940 Act.

The early close and cut-off times are consistent with Rule 22c-1 of the 1940 Act which permits a fund’s board of directors to set the time(s) during the day at which net asset value will be computed.

17.  Under “Shareholder Information – Additional Information on Purchasing, Redeeming, and Exchanging Fund Shares – Transactions with Intermediaries,” in the Non-Floating Funds’ Class A shares prospectus, please disclose that Retail Prime Obligations Fund and Retail Tax Free Obligations Fund will automatically redeem investors that do not meet the “natural persons” eligibility requirement.

The following sentence has been added to this section in each applicable prospectus:

The funds reserve the right to redeem shares in any account that they cannot confirm to their satisfaction is beneficially owned by natural persons, after providing advance notice.

18.  In each applicable prospectus, please address the following comments related to the information under “Liquidity Fees and Redemption Gates” in the section entitled “Shareholder Information – Additional Information on Purchasing, Redeeming, and Exchanging Fund Shares”:

a.    With respect to the 30% weekly liquid assets threshold, please note the Staff expects that money market funds and their boards of directors will act immediately upon a fund dropping below 30% weekly liquid assets, even if it happens before the end of the day. The Staff also notes that a board of directors may impose a liquidity fee or redemption gate as early as same day. Please revise the disclosure in this section to address this possibility.

The “30% weekly liquid assets” bullet has been replaced with the following:

30% weekly liquid assets—If the weekly liquid assets of the fund falls below 30% of the fund’s total assets at any time, and the board determines it is in the best interests of the fund, the board may impose a liquidity fee of no more than 2% of the amount redeemed and/or a redemption gate that temporarily suspends the right of redemption. Such liquidity fee or redemption gate may be imposed as early as the same day on which the fund’s weekly liquid assets fall below 30% of its total assets and may occur before the end of the business day.

b.    Include in this section a description of how liquidity fee proceeds may be used by the Funds, including a possible return to shareholders in the form of a distribution.

The following language has been added to this section:

Liquidity fees are designed to transfer the costs of liquidating fund securities from shareholders who remain in the fund to those who leave the fund during periods when liquidity is scarce. . .. . Proceeds to a fund from liquidity fees may take the form of a return to shareholders as a distribution.

c.    Describe in this section the process of fund liquidation if a Fund’s weekly liquidity levels drop below 10%.

The following language has been added to this section:

If a fund’s weekly liquid assets fall below 10% of its total assets, the fund’s board may consider liquidating the fund.

d.    In the paragraph that begins “The board generally expects that a liquidity fee or redemption gate would be imposed . . .” there is reference to the fund falling below

30%. Clarify in the disclosure whether this would also apply if weekly liquid assets fell below 10%.

The language in the paragraph that reads “While the board may, in its discretion, impose a liquidity fee or redemption gate at any time after the weekly liquid assets of the fund falls below 30% of the fund’s total assets,” has been removed in response to this comment.

e.    In the same paragraph referenced in d. above, remove the parenthetical that reads, “(generally, as of the beginning of the next business day following the announcement that the fund has imposed the liquidity fee or redemption gate).”

The referenced parenthetical language has been removed.

19.  In the Non-Floating Funds’ Class D shares prospectus, under “Additional Summary Information – Purchase and Sale of Fund Shares,” please remove reference to the right to waive or lower purchase minimums since this share class does not have a stated minimum purchase requirement.

The reference to the right to waive or lower purchase minimums has been deleted from the Class D shares prospectus for the Non-Floating Funds, as well as the Class D shares prospectus for Institutional Prime Obligations Fund.

20.  Under “Shareholder Information – Purchasing and Redeeming Fund Shares,” in the Non-Floating Funds’ Class D shares prospectus, there is direction given to shareholders to contact their “financial institution.” Please clarify in this section that these financial institutions are designated agents of the Funds. Also, consider whether the address of the financial institution should be included.

The referenced language has been modified to refer to “financial intermediary,” rather than “financial institution,” as reflected in the following. The second sentence below directs the investor to the section that describes the capacity in which their financial intermediary will be acting in relation to the Funds.

You may purchase or redeem shares of the funds on any business day through your financial intermediary. Additional information on purchasing or redeeming shares through your financial intermediary can be found below under “Transactions through Financial Intermediaries.”

Class D shares are currently only offered through a small and select group of financial intermediaries, without a single common address. For this reason, it is not practical to include the financial intermediaries’ addresses in the prospectus. However, clients of these intermediaries would be able to contact the Funds directly through the contact information provided in the prospectus should the need arise.

21.  In reference to the Non-Floating Funds’ Class D shares prospectus, and generally for all prospectuses, please remove references to exchange privileges if such privileges are not applicable to the specific share class.

References to exchange privileges have been removed from prospectuses for which such privileges are not available.

22.	In reference to Treasury Obligations Fund’s Class G shares prospectus, in the section entitled “Fund Management – Investment Advisor – Additional Compensation – Administration Services,” please confirm that the administration fee is accurately disclosed.

Because Class G shares are only offered by Treasury Obligations Fund, we have modified the fee disclosure to read as follows:

The fund pays U.S. Bancorp Asset Management up to 0.15%, on an annual basis, of the average daily net assets attributable to Class G shares of the fund.

23.	In Treasury Obligations Fund’s Class G shares prospectus, in the section entitled “Shareholder Information – Purchasing and Redeeming Fund Shares,” in the fourth paragraph, there is a reference to the “time the fund calculates its NAV, as specified above.” The times for calculating the Funds’ NAV are found below, not above. Please update this disclosure.

The reference to the location of the NAV calculation time has been corrected to refer “below.”

24.	On the back cover of the Retail Prime Obligations Fund’s Class T shares prospectus, there is a sentence stating that “Prior to the date of this prospectus, the fund had not commenced operations.” Since the Fund has commenced operations, please update this disclosure.

The referenced sentence has been deleted.

25.	In the Non-Floating Funds’ Class V shares prospectus, under “More about the Funds – Description of Principal Investment Risks – Liquidity Risk,” please add a reference to Retail Tax Free Obligations Fund in the clause related to liquidity provider defaults (in addition to the current reference to Retail Prime Obligations Fund).

Please see the response to Comment #11 above.

26.	In the Non-Floating Funds’ Class X shares prospectus, in the average annual total return table for Government Obligations Fund, compare the ten year performance figure with that reflected in the corresponding table for Government Obligations Fund’s Class A shares. Since Class X shares is using Class A shares performance they should be identical. Please review and correct, as appropriate.

The average annual total return for the ten year period ended December 31, 2015 for Government Obligations Fund – Class A shares was 1.05%. This is now correctly reflected in both the Fund’s Class A shares and Class X shares prospectuses.

27.	Similar to Comment #26 above, please review and correct, as appropriate, the ten year performance figure reflected for Treasury Obligations Fund in the average annual total return table in either the Fund’s Class A shares prospectus or Class X shares prospectus.

The average annual total return for the ten year period ended December 31, 2015 for Treasury Obligations Fund – Class A shares was 0.95%. This is now correctly reflected in both the Fund’s Class A shares and Class X shares prospectuses.

28.	In the Non-Floating Funds’ Class X shares prospectus, please include the financial highlights for Non-Floating Funds’ Class A shares.

The financial highlights for each Fund’s Class A shares have been added.

29.	In the Non-Floating Funds’ Class Y shares prospectus, under “More about the Funds – Description of Principal Investment Risks – Liquidity Risk,” please add a reference to Retail Tax Free Obligations Fund in the clause related to liquidity provider defaults (in addition to the current reference to Retail Prime Obligations Fund).

Please see the response to Comment #11 above.

30.	In Government Obligations Fund’s Class Z shares prospectus, the fee waiver and reimbursement agreement referenced in footnote 1 of the fee and expense table states that expenses will not exceed 0.20%, whereas the table itself discloses net expenses after waivers at 0.18%. Please confirm which percentage is correct and update the table or footnote accordingly.

Footnote 1 to the fee and expense table has been updated to reflect the correct percentage, which is 0.18%.

31.	In the Non-Floating Funds’ Class Z shares prospectus, under “More about the Funds – Description of Principal Investment Risks – Liquidity Risk,” please add a reference to Retail Tax Free Obligations Fund in the clause related to liquidity provider defaults (in addition to the current reference to Retail Prime Obligations Fund).

Please see the response to Comment #11 above.

32.	Under “Fund Summary – Principal Investment Strategies” for Institutional Prime Obligations Fund, in each applicable prospectus, please clarify that the Fund concentrates its investments in obligations of U.S. banks. This comment applies to the corresponding disclosure under “More about the Fund – Principal Investment Strategies” in each prospectus.

In each Institutional Prime Obligations Fund prospectus, the current language under both “Fund Summary – Principal Investment Strategies” and “More about the Fund – Principal Investment Strategies” that reads, “The fund may invest more than 25% of its total assets in obligations of U.S. banks” has been replaced with the following:

The fund concentrates its investments in the banking industry. Therefore, under normal market conditions, the fund will invest more than 25% of its total assets in securities issued by companies in the banking industry. The fund may, however, invest 25% or less of its total assets in this industry as a temporary defensive measure.

33.	In the “Fund Summary” section of each Institutional Prime Obligations Fund prospectus, you may remove the “Other Information” section since these prospectuses only contain the one Fund.

The “Other Information” section has been removed from each Institutional Prime Obligations Fund prospectus.

34.	In each Institutional Prime Obligations Fund prospectus, under “Pricing of Fund Shares,” please consider adding language noting that prior to October 14, 2016, the Fund attempted to maintain a stable net asset value of $1.00.

We have added the following to each Institutional Prime Obligations Fund prospectus under “Pricing of Shares”:

Prior to the date of this prospectus, the fund sought to maintain a stable NAV per share of $1.00.

35.	Under “Pricing of Fund Shares,” in Institutional Prime Obligations Fund’s Class A shares prospectus, it states the NAV will be calculated at 9:00 a.m., 12:00 p.m., and 3:00 p.m. Further in the same prospectus, under “Calculating Net Asset Value,” it states that the “fund generally calculates its NAV as of 3:30 p.m. . . .” Please clarify this language in each applicable prospectus.

The language referenced under “Calculating Net Asset Value” was included in error. As noted in response to Comment #42 below, the section “Calculating Net Asset Value” was deleted in its entirety and the substantive content thereunder was combined under “Shareholder Information – Pricing of Fund Shares,” with the exception of the conflicting language noted in this comment, which was deleted. These changes were made in each applicable prospectus.

36.	In “Shareholder Information – Determining Your Share Price” of the Institutional Prime Obligations Fund Class A prospectus, it reads, “Your purchase price for Class A shares is their NAV.” Please clarify this sentence to state that it is the NAV next determined after the order is received by the transfer agent.

The sentence has been revised as follows:

Your purchase price for Class A shares is based on the NAV per share next calculated after your purchase order is received in proper form by the fund’s transfer agent.

37.	In Institutional Prime Obligations Fund’s Class A shares prospectus, under “Shareholder Information – Redeeming Fund Shares,” there is a section entitled “By Checking Account.” Consider another placement for this information since check writing is no longer available for this Fund at the effective date of this amended registration statement.

The section entitled “By Checking Account” has been removed. We have added the following disclosure under “Purchasing Fund Shares” and “Redeeming Fund Shares,” respectively:

(Please note: investors are no longer permitted to exchange shares into the fund or establish systematic investment plans.)

(Please note: check writing privileges are no longer available to investors in the fund. If checks are presented, they may not be honored. In addition, investors are no longer permitted to exchange shares from the fund or establish systematic withdrawal plans.)

38.	In Institutional Prime Obligations Fund’s Class A Shares prospectus, under “Shareholder Information – Redeeming Fund Shares,” in the section disclosing the circumstances when the Fund may suspend or postpone redemptions, add the language describing that the Fund’s board of directors will be permitted to temporarily suspend the right of redemption if the Fund’s weekly liquid assets falls below 10% and add disclosure related to the board of directors’ ability to liquidate the Fund pursuant to Rule 22e-3 of the 1940 Act.

The following disclosure has been added under “Shareholder Information – Redeeming Fund Shares”:

In addition, if the fund, at the end of a business day, has invested less than 10% of its total assets in weekly liquid assets, the fund’s board of directors will cause the fund to take such action, if any, as it deems appropriate, which may include suspending redemption of shares and liquidating the fund under Rule 22e-3 of the Investment Company Act.

As discussed below under “Additional Information on Purchasing and Redeeming Fund Shares – Liquidity Fees and Redemption Gates,” the fund’s board of directors will be permitted to temporarily suspend the right of shareholder redemption if the fund’s weekly liquid assets fall below certain thresholds.

39.	In “Shareholder Information – Additional Information on Purchasing and Redeeming Fund Shares – Transactions with Intermediaries and Timing of Orders” for Institutional Prime Obligations Fund’s Class A Shares, consider revising the first paragraph to more clearly state the role of the financial intermediary with respect to the acceptance of trade orders (e.g., delete the first three sentences).

The first paragraph in this section has been replaced with the following:

Financial intermediaries may transmit purchase and redemption orders to the fund’s transfer agent on your behalf. Financial intermediaries may include financial advisors, investment advisers, brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others, including various affiliates of the fund’s advisor, that have entered into agreements with the fund’s distributor, advisor, and/or transfer agent. Financial intermediaries are not permitted to serve as the fund’s agent for the receipt of purchase and redemption orders. The fund will be deemed to have received a purchase or redemption order once the order is accepted in proper form by the fund’s transfer agent, which may not occur on the day you submitted the order to your financial intermediary. Your purchase or redemption order will be priced at the fund’s current NAV next determined after it is accepted by the fund’s transfer agent. Financial intermediaries are not able to buy and sell shares of the fund through the National Securities Clearing Corporation.

This new paragraph will replace the same paragraph in the other Institutional Prime Obligations Fund prospectuses.

40.  In Institutional Prime Obligations Fund’s Class A Shares prospectus, under “Shareholder Information – Additional Information on Purchasing and Redeeming Fund Shares – Accounts with Low Balances,” it indicates the account balance minimum is $1,000; whereas, it states $2,500 in the fee and expense table. Please reconcile and correct as necessary.

The amount referenced under “Accounts with Low Balances” has been updated to $2,500.

41.  In each Institutional Prime Obligations Fund prospectus, remove any references to exchange privileges.

Please see the response to Comment #21 above.

42.  In Institutional Prime Obligations Fund’s Class D shares prospectus, under “Shareholder Information – Additional Information on Purchasing and Redeeming Fund Shares – Calculating Net Asset Value,” delete the word “or” in the first sentence.

This section was deleted in its entirety and the content thereunder was combined under “Shareholder Information – Pricing of Fund Shares.”

SAI Comments

1.    With respect to fundamental investment restriction #1, we note that “obligations of domestic commercial banks,” referred to therein, are limited to the securities identified in Investment Company Act Release 9011 (“Release 9011”). Please include disclosure describing the types of obligations the Funds consider to be included within the definition of obligations of domestic commercial banks.

The following disclosure has been added under “Fundamental Investment Restrictions:

For purposes of applying the limitation set forth in number 1 above, obligations of domestic commercial banks include fixed and variable rate certificates of deposit, time deposits, bankers’ acceptances, and other short-term obligations issued by such domestic commercial banks (not including commercial paper issued by such banks), as described under “Additional Information Concerning Fund Investments – Obligations of Banks and Other Financial Services Companies.”

2.    Under “Additional Restrictions” where it reads, “The Funds’ concentration policy permits investment, without limit, in bankers’ acceptances, certificates of deposit and similar instruments issued by . . . (ii) U.S. branches of foreign banks (in circumstances in which the U.S. branches of foreign banks are subject to the same regulation as U.S. banks), please confirm whether this allowance for U.S. branches of foreign banks is consistent with the requirements of Release 9011.

The Registrant confirms that this allowance for U.S. branches of foreign banks is consistent with the terms of Release 9011. In the absence of specific guidance on the topic within Release 9011, the Registrant has historically relied upon Guide 19, which had been included in the Guidelines to Form N-1A. Guide 19 provided guidance on the definition of “domestic banks” in footnote 307, which stated, “United States branches of foreign banks may be considered domestic banks if it can be demonstrated that they are subject to the same regulations as United States banks.”

3.    With respect to fundamental investment restriction #1, please indicate below the list of restrictions that Institutional Prime Obligations Fund and Retail Prime Obligations Fund have a fundamental policy to concentrate in the banking industry.

The Registrant will edit the disclosure as set forth below (new text underlined for ease of reference):

For purposes of applying the limitation set forth in number 1 above, according to the current interpretation by the U.S. Securities and Exchange Commission (“SEC”), the Fund would be concentrated in an industry if 25% or more of its total assets, based on market value at the time of purchase, were invested in that industry. As of the date of this SAI, it is anticipated that only Institutional Prime Obligations Fund and Retail Prime Obligations Fund will rely on this provision with respect to each such Fund’s respective policy to concentrate its investments, under normal market conditions, in the banking industry. Institutional Prime Obligations Fund and Retail Prime Obligations Fund each have a fundamental investment policy to concentrate their investments in the banking industry. Therefore, under normal market conditions, each Fund will invest more than 25% of its total assets in securities issued by companies in the banking industry. Each Fund may, however, invest 25% or less of its total assets in this industry as a temporary defensive measure. This fundamental investment policy may not be changed with respect to either Fund without approval of a majority of the outstanding shares of such Fund as defined in the 1940 Act. . . .

4.    With respect to fundamental investment restriction #1, you currently clarify below the list of fundamental investment restrictions that the concentration policy does not apply to Treasury Obligations Fund and Government Obligations Fund. Please add Tax Free Obligations Fund and U.S. Treasury Money Market Fund to the list of funds for which this concentration policy does not apply. In addition, please state that Retail Tax Free Obligations Fund’s policy to invest in municipal securities is fundamental policy.

The requested language has been added to the paragraph immediately following the list of fundamental investment restrictions, as reflected in the excerpted paragraph language below:

Because Government Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund invest solely in U.S. government securities, U.S. Treasury obligations, or repurchase agreements secured by such securities, these funds will not invest in any industry. Because Retail Tax Free Obligations Fund invests at least 80% of its total assets in municipal securities, the fund will not have its investments concentrated in any industry. Retail Tax Free Obligations Fund’s policy to invest at least 80% of its total assets in municipal securities is a fundamental investment policy and may not be changed without approval of a majority of the outstanding shares of the Fund as defined in the 1940 Act.

5.    Under “Additional Restrictions,” add reference to Retail Tax Free Obligations Fund in the disclosure regarding the Funds’ policy related to Rule 35d-1 of the 1940 Act.

We have added the following language (underlined for ease of reference) to the paragraph related to the Funds’ Rule 35d-1 policy:

As required by current SEC regulations, under normal market conditions, Government Obligations Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. government securities, including repurchase agreements secured by U.S. government securities; Treasury Obligations Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. Treasury obligations, including repurchase agreements secured by U.S. Treasury obligations; U.S. Treasury Money Market Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. Treasury obligations; and Retail Tax Free Obligations Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities that pay interest that is exempt from federal income tax, including the federal alternative minimum tax. Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund will each provide shareholders with at least 60 days advance notice before changing these policies. Retail Tax Free Obligations Fund also has a fundamental investment policy to invest at least 80% of its total assets in municipal securities, which may not be changed without approval of a majority of the outstanding shares of the Fund as defined in the 1940 Act. For purposes of each Fund’s policy, with respect to any investment in another money market fund, the Fund looks through to the holdings of such underlying money market fund.

6.    Add “(plus any borrowings for investment purposes)” to the Rule 35d-1 policy disclosures for each Fund under “Investment Restrictions – Additional Restrictions.”

The requested language has been added. Please refer to the language included in the Registrant’s response to SAI Comment #5 above.

7.    Note that calendar year end 2015 information is sufficient for the information referenced in the last paragraph under “Directors and Executive Officers – Director Ownership of Securities of the Funds or Advisor.” The Staff would not object, however, if you choose to use a more current date.

The information provided in the table under “Director Ownership of Securities of the Funds or Advisor” has been provided as of the most recently completed calendar year (i.e., December 31, 2015).

8.    In the lead-in to the last table under “Portfolio Transactions,” add reference to the Funds for which the data in the table applies.

The information provided in the table, related to ownership by the Funds of securities issued by their regular broker or dealers, applies to Institutional Prime Obligations Fund and Retail Prime Obligations Fund. Both Funds are identified in the lead-in to the table and in the table itself.

9.    Under “Capital Stock,” include Retail Prime Obligations Fund in the table of 5% ownership.

Information for Retail Prime Obligations Fund has been included in the table of 5% ownership.

10.  Under “Additional Information about Purchasing and Redeeming Shares – Receipt of Orders by Financial Intermediaries,” please clarify which Funds may authorize financial intermediaries to receive purchase and redemption orders on the Funds’ behalf and which may not (i.e., Institutional Prime Obligations Fund).

This section has been revised as follows (underlined for ease of reference):

The Funds, other than Institutional Prime Obligations Fund, have authorized one or more Intermediaries to receive purchase and redemption orders on the Funds’ behalf. Intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Funds’ behalf. Except for Institutional Prime Obligations Fund, a Fund will be deemed to have received a purchase or redemption order when an authorized Intermediary or, if applicable, an Intermediary’s authorized designee, receives the order.

For Institutional Prime Obligations Fund, the Fund will be deemed to have received a purchase or redemption order once the order is accepted in proper form by the Fund’s transfer agent and the order will be priced at the Fund’s current NAV next determined after it is accepted by the transfer agent.

11.  In the section entitled “Additional Information about Purchasing and Redeeming Fund Shares – Redeeming Shares by Checking Account,” more clearly explain how redemptions by check are priced. In addition, what does the following sentence mean—“If a shareholder wishes to redeem shares and have the proceeds available, a check may be written and negotiated through the shareholder’s bank”?

The following clarifying language replaces the language in question (encompassing the 3rd through 6th sentences of the section):

. . . . The redemption will be made at the net asset value next calculated after the Transfer Agent receives the request for payment on the check. A check may not be written to close an account. Checks should never be sent to the Transfer Agent to redeem shares. . . .

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filings, FAF hereby acknowledges that:

1.	FAF is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	FAF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your help with this filing.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary
First American Funds, Inc.